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Re: Discover CareNgen

From [redacted]
Date Wed 3/4/2026 11:34 AM
To [redacted]
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Investor Questionnaire (form) - CareNGen LLC.docx;

Good morning,

Thank you so much for joining us last night. Your engagement last night meant more than you know. The questions and energy in that room don't just motivate us; they also make CareNgen better.

I wanted to follow up with a few answers to things that came up, and make sure you have everything you need to move forward if you're ready to invest.

There were a couple of questions around the SAFE note itself.

1. **ROI and the valuation cap:** The return on a SAFE is driven by the cap, not the investment size. We've structured two cap tiers — the threshold is $50K — so larger investments carry a more favorable cap and better ROI potential.
2. **In the event of dissolution:** If the company were ever wound down, payback priority would follow this order:
    1. Secured creditors
    2. Unsecured creditors
    3. SAFE holders and convertible debt *(equal standing — pari passu)*
    4. Founders/members

When you are ready to invest, there are two options:

1. SAFE: For an investment of $50K or more with a $7M cap. The SAFE process is simple and quick. I have attached the accredited investor attestation form to this email. Once that is complete and returned to us (it requires a notary), we will have the SAFE prepared and sent for electronic signature and then the funds can be transferred to CareNgen.

2. Wefunder: For investments less than $50K at a $9M cap. Wefunder is easy to use and fully accessible online. The link to Wefunder is https://wefunder.com/carengen

If you have questions about either option, or just want to talk it through, don't hesitate to reach out. We'd love to have you with us on this.

Thanks again — we're building something that really matters, and your support means a lot.

[redacted]
Co-Founder & CEO, CareNgen
Sincerely,
[redacted]

CareNgen
SENIOR CARE PLANNING SIMPLIFIED